FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of December 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding discloseable continuing connected transactions of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on December 6, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

DISCLOSEABLE TRANSACTIONS
CONTINUING CONNECTED TRANSACTIONS

HUANENG GROUP FRAMEWORK AGREEMENT

On 5 December 2016, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2017 and expiring on 31 December 2017. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services; and (vi) sale of products. Such transactions will be conducted on an on-going basis and constitute continuing connected transactions under the Hong Kong Listing Rules. Among those six types of transactions, since the transaction scales in relation to the purchase of coal and transportation services and the sale of products exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, such transactions shall be subject to the reporting, announcement requirements under Rules 14A.71 to 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The transaction scale of each of the remaining four types of transactions does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus such transactions shall only be subject to the reporting, annual review and announcement requirements under Rules 14A.55 to 14A.59 and Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but are exempt from the Independent Shareholders’ approval requirement.

HUANENG FINANCE FRAMEWORK AGREEMENT

As the Company proposes to complete the Recent Assets Acquisition prior to 1 January 2017, and given that post completion of the Recent Assets Acquisition, Shandong Power, Jilin Power, Heilongjiang Power and Zhongyuan CCGT will be included in the management scope of connected transactions of the Company in 2017 such that the cap amount for continuing connected transactions with Huaneng Finance shall be increased based on the development of daily business, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement on 5 December 2016. As such, beginning 1 January 2017 and ending 31 December 2019, the Huaneng Finance Framework Agreement will constitute the entire framework agreement between the Company and Huaneng Finance with respect to deposit, note discounting and loan, while the original 2015-2017 framework agreement with Huaneng Finance will be terminated upon the approval of the Huaneng Finance Framework Agreement and relevant caps at the general meeting.

As the applicable percentage ratios relating to the scale of the deposit transactions (based on the maximum daily balances of the deposits) with Huaneng Finance contemplated under the Huaneng Finance Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules.

TIANCHENG LEASING FRAMEWORK AGREEMENT

On 5 December 2016, the Company entered into the Tiancheng Leasing Framework Agreement with Tiancheng Leasing for the purpose of governing the conduct of certain continuing connected transactions between the Company and Tiancheng Leasing from 2017 to 2019. Tiancheng Leasing Framework Agreement shall be effective from 1 January 2017 to 31 December 2019. Under the Tiancheng Leasing Framework Agreement, the finance lease business conducted by the Company and its subsidiaries with Tiancheng Leasing includes but is not limited to direct lease, leaseback and trusted lease.

As the applicable percentage ratios relating to the maximum balances of the Lease Principal with Tiancheng Leasing contemplated under the Tiancheng Leasing Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules.

In addition, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, given that the lease period of relevant finance lease(s) under the Tiancheng Leasing Framework Agreement may exceed three years, the Company must appoint an independent financial adviser to explain why the relevant finance lease(s) under the Tiancheng Leasing Framework Agreement requires a longer period and to confirm it is normal business practice for agreements of this type to be of such duration. For this purpose, the Company has engaged Gram Capital as the independent financial adviser, and will include its opinion in the circular relating to, among others, the Tiancheng Leasing Framework Agreement. Such circular is expected to be despatched to the shareholders before 9 January 2017.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an extraordinary general meeting in January 2017 to table the relevant resolutions to seek the approval from the Independent Shareholders of (among others) the continuing connected transactions (including the relevant proposed caps) contemplated under each of the Huaneng Group Framework Agreement, Huaneng Finance Framework Agreement and Tiancheng Leasing Framework Agreement.

The Independent Board Committee of the Company will advise the Independent Shareholders on the transactions relating to the purchase of coal and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest), and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the transactions of purchase of coal and transportation services and sale of products (including the respective proposed caps) under the Huaneng Group Framework Agreement, the terms of the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest).

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall dispatch a circular containing further details regarding the continuing connected transactions under each of the Huaneng Group Framework Agreement, Huaneng Finance Framework Agreement and Tiancheng Leasing Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Adviser to the shareholders as soon as possible, but in any event not later than 9 January 2017.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP, HUANENG FINANCE AND TIANCHENG LEASING

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 82,972 MW.

Huaneng Group is principally engaged in the investment in and construction and operation of power plants and relevant works, including raising of domestic and foreign funds, import of complete and ancillary equipment, machines and tools, as well as provision of spare parts, materials and fuels for the construction and operation of power plants.

Huaneng Finance is a company incorporated in the PRC, of which the principal business includes absorbing deposits of the member units, handling loans and financial leasing for the member units, assisting the member units in realizing the receipt and payment of transaction monies, providing guarantee to the member units, handling entrusted loans among the member units, handling bill acceptance and discounting for the member units, engaging in inter-bank borrowings, negotiable securities investment, etc. Huaneng Group holds 52% equity interest in Huaneng Finance. The Company holds 20% equity interest in Huaneng Finance, which in turn holds 0.49% equity interest in the Company.

Tiancheng Leasing is a company incorporated in the PRC, of which the principal business is finance lease. Currently, Tiancheng Leasing has six shareholders. Apart from the 20% equity interest which is held by the Company, the remaining 80% equity interests of Tiancheng Leasing is held by the five controlling subsidiaries of Huaneng Group (of which Huaneng Renewables Corporation Limited holds 5.56% interest, Huaneng Renewables (Hong Kong) Company Limited holds 4.44% interest, Huaneng Capital Services Company Limited holds 39% interest, China Huaneng Group Hong Kong Limited holds 21% interest, Huaneng Lancang River Hydropower Co., Ltd. holds 10% interest).

As at the date of issue of this announcement, HIPDC, being the direct controlling shareholder of the Company, holds 33.33% of the total equity interest in the Company, while Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC. In addition, Huaneng Group holds a 10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group) and a 0.49% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Group is the ultimate controlling shareholder of the Company.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates, Huaneng Finance and Tiancheng Leasing) constitute connected transactions of the Company, subject to the relevant disclosures and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

I.	HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 25 November 2015 (the “2016 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2016. The 2016 Huaneng Group Framework Agreement will expire on 31 December 2016. In order to continue the relevant transactions, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group on 5 December 2016 for a term commencing on 1 January 2017 and expiring on 31 December 2017.

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries have to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction works for power plants. Pursuant to the provisions of the 2016 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2016 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2016 was set at RMB2.6 billion. During the period from 1 January 2016 to 31 October 2016, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB165 million. It is estimated that by the end of 2016, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2016. For 2017, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB1.4 billion. Such cap is estimated on the basis of the overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rules 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2017 exceeds the above cap (i.e. RMB1.4 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(2)	Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pursuant to the provisions of the 2016 Huaneng Group Framework Agreement with respect to the purchase of coal and transportation services in 2016 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2016 was set at RMB26.2 billion. During the period from 1 January 2016 to 31 October 2016, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB13.252 billion. It is estimated that by the end of 2016, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2016. The difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustment according to the actual operations of the Company and market changes.

The cap of the transaction amount for purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2017 is estimated to be RMB38.7 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plant as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the ability of Huaneng Group and its subsidiaries and associates to offer favourable prices on bulk purchases of coal and transportation services.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favourable prices for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of coal and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with coal and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The Directors are of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting, announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly including power transmission and transformation assets, vessels, land and office spaces for power plants, etc.) from Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2016 Huaneng Group Framework Agreement with respect to the leasing of facilities, land and office spaces in 2016 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2016 was set at RMB400 million. During the period from 1 January 2016 to 31 October 2016, the aggregate transaction amount (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was approximately RMB229 million. It is estimated that by the end of 2016, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2016. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2017 is estimated not to exceed RMB300 million. The estimate of such cap amount is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leased facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of leased facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2017 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance services for power plants’ monitoring systems, real-time consolidation of project data, trial run of generating units, supervision of manufacture of facilities for construction works in progress and insurance services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/ production related services to Huaneng Group and its subsidiaries and associates. Pursuant to the 2016 Huaneng Group Framework Agreement, the cap for the aggregate transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for 2016 was set at RMB1.7 billion. During the period from 1 January 2016 to 31 October 2016, the aggregate transaction amount (unaudited) for the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB437 million. It is estimated that by the end of 2016, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2016.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2017 is estimated not to exceed RMB2.4 billion. The estimate of such cap is based on the one hand on the existing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates, and on the other hand on the demand of Huaneng Group and its subsidiaries and associates for services to be provided by the Company in relation to its production and operation.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices to the Company and its subsidiaries. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimizing the management and operational costs of the Company and its subsidiaries. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy in power plants, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and comprehensive power station-specific technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the provision of relevant production and operation services to Huaneng Group and its subsidiaries and associates can bring business benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2017 exceeds the above cap (i.e. RMB2.4 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5)	Provision of entrusted sale services

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involves mainly the use of power generation quota of the Company and its subsidiaries for substituted power generation by Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2016 Huaneng Group Framework Agreement with respect to the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2016 was set at RMB300 million. During the period from 1 January 2016 to 31 October 2016, the aggregate transaction amount (unaudited) for the provision of entrusted sale services between Huaneng Group and its subsidiaries and associates and the Company and its subsidiaries was RMB11 million. It is estimated that by the end of 2016, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2016. For 2017, the transaction amount with respect to such entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB300 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties, anticipated on-grid power sold, substituted tariff and development of the parties to such transactions as deemed reasonable by the Company and its subsidiaries.

In order to implement the national energy-saving and emission-reducing strategy, save cost and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions in places where they are located. The transaction parties include connected persons and non-connected persons. For the provision of substituted power generation, the competitive advantage of Huaneng Group and its subsidiaries and associates is their good cooperative relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services by Huaneng Group and its subsidiaries and associates for the Company and its subsidiaries are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2017 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and other related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and other related products. Pursuant to the 2016 Huaneng Group Framework Agreement, the cap of the aggregate transaction amount with respect to the sale of coal by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for 2016 was set at RMB1.5 billion. During the period from 1 January 2016 to 31 October 2016, the aggregate transaction amount for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was nil. It is estimated that by the end of 2016, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2016. Pursuant to the Huaneng Group

Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2017 is estimated to be RMB3.6 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. The relatively big difference between the estimated transaction amount for 2017 and the actual transaction amount for 2016 is due to the reason that the estimate was mainly designed to provide possibility for the Company to resell any excessive coal resources in the event of dramatic market fluctuations or extremely adverse weather conditions while none of such extreme situations were seen in 2016. Such estimate of the cap amount is based on the demand for coal and other related products by certain power plants of Huaneng Group and its subsidiaries and associates for 2017. In addition, better prices can be obtained in bulk purchases. In order to leverage on the scale procurement of coal, the Company will make bulk purchases of coal and will not exclude the possibility of re-selling the excess to the power plants of Huaneng Group and its subsidiaries and associates.

The Board is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules as well as the Independent Shareholders’ approval requirements. The Company has conducted a detailed survey in respect of its short-term and long-term operation on sale of coal. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(7)	Trust loans and entrusted loans

The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The cap of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed for

2017 is expected to be RMB200 million and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received for 2017 is expected to be RMB3 billion (maximum daily balance of the loan).

Given that the trust loans and entrusted loans are obtained by the Company and its subsidiaries from or through Huaneng Group and its subsidiaries and associates on normal commercial terms which are comparable to or more favourable than those available from independent third parties for similar services in the PRC and that no security is granted over the assets of the Company and its subsidiaries in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules. The Company therefore makes disclosure in light of the Company’s announcement disclosed on the Shanghai Stock Exchange.

Fairness of the Continuing Connected Transactions under the Huaneng Group Framework Agreement and their Impact on the Independency of the Company

The Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated Framework Agreement according to actual conditions, and pay and/or charge the relevant prices/fees/interests based on the agreed method set forth in the relevant agreements.

The Company will, through the Huaneng Group Framework Agreement and a series of management arrangements in accordance with the regulatory requirements, maintain its independency in decision-making, the fairness of the prices of the transactions as well as the flexibility of the Company in the connected transactions so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the continuing connected transactions under it are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has a complete business system and the ability to operate independently facing the market, therefore the above-stated Framework Agreement and the continuing connected transactions contemplated thereunder do not affect the independency of the Company.

Measures to Safeguard the Interest of the Independent Shareholders

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transactions contemplated under the Huaneng Group Framework Agreement are conducted on a non-exclusive basis;

•
for transactions relating to the purchase of ancillary equipment and parts, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that the Company will, from time to time, obtain quotations from suppliers of scale (including Huaneng Group and its subsidiaries and associates) and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximise the Company’s interest in the transaction and at the same time reduce the Company’s time and costs of transaction;

•
for transactions in relation to the purchase of coal and coal transportation services, the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, listed prices at major coal production localities, inland coal transaction price indices, harbour price indices, domestic futures indices, global coal prices, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國 煤炭市場網 (http.//www.cctd.com.cn), China Coal Resources website 中國煤炭資源網 (http://www.sxcoal.com), Qinhuangdao Coal website 秦皇島煤炭網 (http:// www.cqcoal.com), Qinhuangdao Shipping website 秦皇島海運網 (http://www.osc.org.cn), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly and monthly prices of coal based on harbour and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company’s suppliers (including Huaneng Group and its subsidiaries and associates) will be invited to provide coal quotations within the range of the guidance procurement price. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition on prices;

•
for transactions in relation to the purchase of coal and coal transportation services, the “market conditions” relied upon in developing the Company’s procurement strategies can principally be summarized in the following manner: (i) the changes in the prices of coal; (ii) the aspects on coal transportation, including status on ship transportation at port (e.g. in circumstances where the northern ports such as Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (e.g. where the northern regions are affected by seasonal rain/snow); (iii) production condition (e.g. where major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or where the import of coal from coal production areas like Indonesia, Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including changes in the inventory at major ports and where power enterprises and coal companies run low in stock; and (v) status on changes in policies. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies;

•
for transaction in relation to leasing of power transmission and transformation assets, the lease by the Company and its subsidiaries of such facilities from Hunang Group and its subsidiaries and associates is based on arm’s length terms. The leasing fee is approximately RMB141 million, principally to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. Such leasing fee has been adopted for use since 2004 and has never been adjusted on account of inflation or other factors during such period. For transactions in relation to the leasing of land and office spaces, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is publicly available information), and/ or consult reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department in the legal aspects and approved by the contract management department;

•
for transaction in relation to provision of technical services, engineering contracting services and other services, the Company will conduct such transactions according to the relevant procurement management rules, and will from time to time obtain quotations from suppliers of scale (including Huaneng Group and its subsidiaries and associates), and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries in conducting such procurements. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties to perform the contract and to provide follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest;

•
provision of entrusted sale services is formulated in tandem with the State’s energy conservation and emission reduction policies. Through the centralised coordination carried out by various regional government agencies or the management platform of power grid companies governing transactions in substituted power generation, the Company will conduct the transactions in accordance with the implementation rules governing substitution of power generation in the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of the Company’s generating units and the actual changes in the market;

•
for transaction in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct of coal sale transactions between the fuel company and related power plants. In circumstances where there is a severe shortage in the level of inventory in the power plants, the Company will, on condition that the Company’s own power plants are preserved with sufficient coal supply, sell part of the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will, through the information collection channels mentioned in transaction regarding purchase of coal and coal transportation services above, with reference to the then market conditions and in conjunction with the costs for coal purchase by fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit; and

•
the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non-executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

II.	HUANENG FINANCE FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Finance on 22 April 2014 for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Finance from 2015 to 2017 (the “2015-2017 Huaneng Finance Framework Agreement”). Such framework agreement will expire on 31 December 2017. As the Company proposes to complete the Recent Assets Acquisition prior to 1 January 2017, and given that post completion of the Recent Assets Acquisition, Shandong Power, Jilin Power, Heilongjiang Power and Zhongyuan CCGT will be included in the management scope of connected transactions of the Company in 2017 such that the cap amount for continuing connected transactions with Huaneng Finance shall be increased based on the development of daily business, the Company and Huaneng Finance entered into the Huaneng Finance Framework Agreement on 5 December 2016. As such, beginning 1 January 2017 and ending 31 December 2019, the Huaneng Finance Framework Agreement will constitute the entire framework agreement between the Company and Huaneng Finance with respect to deposit, note discounting and loan, while the original 2015-2017 Huaneng Finance Framework Agreement will be terminated upon the approval of the Huaneng Finance Framework Agreement and relevant caps at the general meeting.

Pursuant to the Huaneng Finance Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Finance on an on-going basis:

(1)	Cash Deposits

The Company from time to time places deposits with Huaneng Finance at rates which are no less favourable than the rates available from independent third parties for provision of similar services in the PRC. In addition, the Company will also utilize the notes discounting services provided by Huaneng Finance at a service fee lower than the service fees payable to independent third parties for provision of similar services in the PRC.

Pursuant to the 2015-2017 Huaneng Finance Framework Agreement entered into between the Company and Huaneng Finance dated 22 April 2014, for the period from 1 January 2015 to 31 December 2017, the outstanding balances of the Company’s deposits with Huaneng Finance should not exceed RMB8 billion on a daily basis, the total amount of the notes discounting should not exceed RMB1 billion per annum and the maximum balances of loans should not exceed RMB8 billion on a daily basis (please refer to the announcement dated 23 April 2014 and the circular dated 12 May 2014 issued by the Company).

For the years ended 2014 and 2015, and the period from 1 January 2016 to 31 October 2016, the maximum outstanding balances of the deposits placed with Huaneng Finance, on a daily basis, were RMB5.999 billion (audited), RMB7.974 billion (audited) and RMB7.951 billion (unaudited), respectively. The Company estimates that during the period from 2017 to 2019, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis shall not exceed RMB13 billion (or its equivalent).

The estimates on the relevant deposit amounts from 2017 to 2019 are based on the following considerations: (1) the deposit amounts will successively increase following the successive expansion of the scale of assets of the Company (including the consolidation of assets acquired from parent company on 1 January 2017); (2) the Company has become a shareholder and held a 20% equity interest in Huaneng Finance since December 2005, and as such the profit growth in Huaneng Finance brought by the support from the Company will also bring about more returns for the Company. Estimates of the relevant bill discounting amounts and loan amount for 2017 to 2019 are made on the basis of the actual bill discounting and loan situation of the Company and its subsidiaries in Huaneng Finance in 2014, 2015 and for the period from 1 January to 31 October 2016, and the scale expansion and business development needs of the Company and its subsidiaries for 2017 to 2019, also taking into account the relevant estimates of certain subsidiaries proposed to be included in the consolidated statements of the Company on 1 January 2017 as a result of the acquisition transaction.

The Company may, from time to time and as necessary, enter into separate implementation agreements with Huaneng Finance for individual deposit transactions contemplated under the Huaneng Finance Framework Agreement. Each implementation agreement will set out the specific terms of the particular deposit transaction. As the implementation agreements are to provide for the deposit services as contemplated by the Huaneng Finance Framework Agreement, they will not constitute new categories of connected transactions. The terms of such implementation agreements will be within the bounds of the Huaneng Finance Framework Agreement and the caps thereunder.

The commercial terms offered under any implementation agreements to be entered into between Huaneng Finance and the Company will be negotiated on arm’s length terms, taking into account the prevailing market conditions, and will be no less favourable than those offered to the Company by domestic independent third parties for provision of similar service.

The Directors and senior management of the Company will monitor closely and review regularly the deposit transactions of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the deposit transactions, the independence of the Company; the fairness of the amount of deposits; the fairness of the terms of the transactions; and the right of choice of the Company to place deposits with independent third parties other than Huaneng Finance.

The reporting and record systems and internal control procedures taken by the Company include:

•	the deposit transactions under the Huaneng Finance Framework Agreement are conducted on a non-exclusive basis;

•
the Finance Department of the Company will on a weekly basis, obtain terms and trend of interests etc. relating to placing deposits from major commercial banks e.g. Bank of China Limited, Industrial and Commercial Bank of China Limited and China Construction Bank Corporation within the PRC, and compare the same with the interest rate promulgated by the PBOC in order to allow the Company to obtain the most favourable terms relating to placing deposits, maximise the Company’s interest in transactions and reduce the transactional costs and time of the Company;

•	the Company will conduct quarterly checking and clearing with related parties (including Huaneng Finance) in relation to the operational fund transfers in order to ensure the safety of funds;

•
the Company will strictly review contracts and timely monitor the amount and interest rate of the deposit transactions; also, the independent non-executive Directors and the Company’s auditors will review annually the performance of agreements, in order to review the Company’s deposit transactions with Huaneng Finance on their fairness and the amount and interest rate of the deposit transactions on their reasonableness.

The Directors are of the view that the deposit transactions do not have any effect on the assets and liabilities of the Company. Instead, the Company can earn interests out of the deposit transactions.

The importance and hence the necessity of the deposit transactions contemplated under the Huaneng Finance Framework Agreement to the Company are set out as follows:

(i)
The increase of the cap on the maximum outstanding balance of the deposits (on daily basis) is to meet the business development of the Company. At the same time, as most of the tariffs payments are usually made by the local power grid companies towards the end of each month, there exists a gap between the practical need and the existing cap on the outstanding balances of the deposits (on daily basis). If the maximum outstanding balance of the deposits (on daily basis) was not adjusted, the Company would need to spend more administrative costs in relocating the funds under its control more frequently so as to maintain and monitor such balance to level not to exceed the maximum cap, thus increasing the Company’s compliance risks.

(ii)
Loans from Huaneng Finance have to be placed in designated account with Huaneng Finance. Like the arrangement with other commercial banks, the loans offered by Huaneng Finance are all required to be remitted to and deposited in the Company’s designated deposits account with Huaneng Finance. The deposit transactions with Huaneng Finance help systemically manage the capital utilization. Being familiar with the business and operation of the Company, Huaneng Finance is able to provide more cost-efficient, convenient, comprehensive and personalized financial services to the Company than the deposit services provided by other commercial banks.

(iii)
The deposit interest rates offered to the Company. The deposit interest rates to be offered by Huaneng Finance will be at least equal or no less favourable than the deposit rates offered to the Company by domestic independent third parties for provision of similar services.

(iv)
The Company has become a shareholder of Huaneng Finance since December 2005 and holds 20% of its equity interest. The profit growth of Huaneng Finance derived from the Company’s support to Huaneng Finance will provide a higher investment return to the Company.

(2)	Notes Discounting Services and loan advancement services

In addition, the Company and its subsidiaries will also use the notes discounting services and loan advancement services provided by Huaneng Finance as Huaneng Finance is more efficient in terms of notes discounting services and loan advancement services than the general domestic commercial banks that perform similar services for the Company and its subsidiaries (mainly due to the fact that less time is required to process the transactions). The Company considers that the provision of notes discounting and loan advancement services by Huaneng Finance will be conducive to increase the operation efficiency in the use of fund by the Company. In respect of the loan services, none of them will require any security on the part of the Company. Pursuant to the Huaneng Finance Framework Agreement, Huaneng Finance shall provide the note discounting and loan advancement services on normal commercial terms and on terms which are no less favourable than those available from independent third parties. The Company estimates that the total transaction amount relating to the notes discounting services provided by Huaneng Finance for each of 2017, 2018 and 2019 is RMB1 billion while the maximum loan outstanding balance (on daily basis) for each of 2017, 2018 and 2019 is RMB13 billion (or its equivalent). The estimates on the amounts of note discounting and loans from 2017 to 2019 are based on the historical note discounting and loans of the Company and its subsidiaries with Huaneng Finance for 2014, 2015 and the period from 1 January 2016 to 31 October 2016 and the scale expansion and business development needs of the Company and its subsidiaries from 2017 to 2019, and have also taken into consideration the relevant budgeting of some subsidiaries which are proposed to be consolidated into the financial statements of the Company following completion of the Recent Assets Acquisition on 1 January 2017.

Pricing Policies and Control Measures

Deposit, note discounting and loan are a part of the daily operation of the Company and its subsidiaries, while the commercial terms offered by Huaneng Finance in respect of such transactions to the Company and its subsidiaries are no less favourable than those terms offered by most domestic commercial banks in respect of similar transactions. In the meantime, the Company believes that the safety risk of deposit at Huaneng Finance may be controlled effectively based on the following considerations: (1) as a non-bank financial institution supervised by Beijing Regulatory Authority of the China Banking Regulatory Commission, Huaneng Finance insists in conducting business in accordance with the law during the course of its daily operation, and has all long endeavoured to prevent financial risks and has established and implemented an effective internal control mechanism during the course of its development, which is in compliance with the regulatory requirements of CBRC in relation to risk control ratios; (2) as the Company holds 20% equity interest in Huaneng Finance, its own interests may be safeguarded by facilitating the regular operation of the shareholders’ meeting, the board of directors and the Risk Control Committee of Huaneng Finance through the lawful exercise of shareholders’ rights. In addition, Huaneng Finance is more efficient than most domestic commercial banks providing similar services for the Company and its subsidiaries in terms of providing note discounting and loan services, which is mainly reflected in the shorter duration to process such transactions. Therefore, the Company believes that it is beneficial to improving the operating efficiency of funds for the Company and its subsidiaries if the note discounting and loan services are provided by Huaneng Finance.

Implication under Hong Kong Listing Rules

As the applicable percentage ratios relating to the scale of the deposit transactions (based on the maximum daily balances of the deposits) with Huaneng Finance contemplated under the Huaneng Finance Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules.

With respect to the notes discounting and loan advancement, given that the notes discounting services and loan advancement services provided by Huaneng Finance are for the benefit of the Company and on normal commercial terms that are comparable to or more favourable than those offered by independent third parties for similar services in the PRC and that no security is granted over the assets of the Company in respect of such services, the transactions for notes discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

III.	TIANCHENG LEASING FRAMEWORK AGREEMENT

On 5 December 2016, the Company entered into the Tiancheng Leasing Framework Agreement with Tiancheng Leasing for the purpose of governing the conduct of certain continuing connected transactions between the Company and Tiancheng Leasing from 2017 to 2019. Tiancheng Leasing Framework Agreement shall be effective from 1 January 2017 to 31 December 2019.

Under the Tiancheng Leasing Framework Agreement, the finance lease business conducted by the Company and its subsidiaries with Tiancheng Leasing includes but is not limited to direct lease, leaseback and trusted lease. In conducting finance lease with the Company and its subsidiaries, Tiancheng Leasing shall offer terms in respect of such transactions to the Company and its subsidiaries that are normal commercial terms which shall in any event be no less favourable than those terms can be obtained by the Company and its subsidiaries from independent third parties. Tiancheng Leasing shall provide finance lease services to the Company and its subsidiaries based on those terms. The Company and its subsidiaries shall pay the lease interest to Tiancheng Leasing following the pricing principles as set out in the framework agreement, necessary separate agreement(s) in writing executed by the parties with respect to finance lease and applicable laws.

The finance lease services provided by Tiancheng Leasing include the three types of leases, being direct lease, sale-and-leaseback and entrusted lease. They are all classified as finance leases and normally possess similar attributes as follows: (i) in relation to direct lease, the lessor (being Tiancheng Lease), based on the choice of the lessee (being the Company or its subsidiaries), acquires the leased property for the direct purpose of leasing it out to the lessee. The lessor owns the title to the leased property. The lessee, pursuant to the relevant agreement(s), shall pay the rent (inclusive of interest) to the lessor during the lease term. At the expiry of the lease term, the lessee is given an option to purchase, or to renew or terminate the lease of, the leased property. In relation to sale-and-leaseback, the lessor (being Tiancheng Leasing), based on the choice of the lessee (being the Company or its subsidiaries), acquires from the lessee the leased property and then leases it back to the lessee. The lessee, pursuant to the relevant agreement(s), shall pay the rent and interests to the lessor during the lease term. At the expiry of the lease term, the lessee is given an option to purchase, or to renew or terminate the lease of, the leased property. In relation to entrusted lease, the lessor accepts the funds or leased property entrusted by the authorising party and conducts the financial lease transaction with the lessee designated by the authorising party according to the written mandate of the authorising party. During the term of the lease, ownership of the leased property belongs to the authorising party and the lessor collects fees without assuming pro forma risks. If entrusted lease is conducted, Tiancheng Leasing shall be the authorising party and the Company or its subsidiaries shall be the lessee; (ii) The amount of the lease rent will be determined by reference to the total purchase price of the relevant equipment and the interest agreed by the parties. The interest rate shall be based upon the term loan benchmark rate published by the PBOC from time to time and negotiated and agreed by the parties on arm’s length basis taking into account the market conditions, and shall be no less favourable than those offered to the

Company by domestic independent third parties for the provision of similar services. Handling fee (if any) may be charged by Tiancheng Leasing from the Company and its subsidiaries at the time of conclusion of the finance leases under the Tiancheng Leasing Framework Agreement on terms no less favourable than those offered to the Company and its subsidiaries by independent third parties and at such rate as fixed by reference to the charge rates of other major financial institutions in the PRC for finance leases of assets of the same or similar type or the applicable rate (if any) published by the PBOC from time to time in relation to such services and as set forth in the relevant written agreements. The lease interest rate will be decided at the commencement of each finance lease executed pursuant to the Tiancheng Leasing Framework Agreement. In the event the PBOC adjusts the annual benchmark rate for Renminbi- denominated term loans during the term of relevant finance lease, the lease interest rate will be adjusted accordingly. The transaction amounts shall be paid at the end of each quarter or year or at such other intervals as agreed by the parties; (iii) As to each financial leasing transaction, the Company and Tiancheng Leasing shall enter into separate financial lease(s) pursuant to the terms of the Tiancheng Leasing Framework Agreement so as to give effect to the same; (iv) During the lease term, the title of the leased equipment shall remain vested in Tiancheng Leasing or, in the case of entrusted lease, the particular lessor(s) whilst the Company enjoys the usage right of such equipment. Upon the expiry of the lease term, subject to the Company’s fulfilment of its obligations under the relevant finance lease(s) and at the Company’s option, the title of such leased equipment will be transferred to the Company at a nominal consideration; and (v) The lease term will be determined by, amongst others, the useful life of the relevant leased equipment, the financial needs of the Company and the funding availability of Tiancheng Leasing or, in the case of entrusted lease, the particular lessor, which in general should not exceed the useful life of such leased equipment. The lease term of relevant financial lease(s) may exceed three years.

Under the Tiancheng Leasing Framework Agreement, with respect to the transaction amount between the Company and its subsidiaries and Tiancheng Leasing, it is estimated that the maximum daily balance of the principal of the finance lease (the “Lease Principal”) for 2017 will be RMB11 billion and the interest together with handling fee, if any (collectively, the “Lease Interest”) for 2017 will be capped at RMB600 million; the maximum daily balances of the Lease Principal for 2018 will be RMB12 billion and the Lease Interest for 2018 will be capped at RMB800 million; and the maximum daily balances of the Lease Principal for 2019 will be RMB15 billion and the Lease Interest for 2019 will be capped at RMB1 billion. The estimates on the caps of such transactions are based on the investment demand of the Company in power field represented by new energy resources and the investment and financing demands in such technological transformation field as ultra-low emission of coal-based power units in the following years.

Launching routine connected transactions of finance lease will help the Company to broaden its financing channels, raise low-cost funds and control financing risks and financing costs, thus facilitating the business development and smooth operations of the Company. Under the current circumstances, finance leases, in particular direct lease business, will help to reduce the cash costs of purchasing necessary equipment for the Company and its subsidiaries, thereby increasing financial resources for other business development activities.

The processing time for approval of one-off connected transactions is relatively long and it is difficult to meet the needs of commencing direct lease business. After replacing the business tax with value-added tax, the financial leasing form of Tiancheng Leasing is changed from sale and leaseback to direct lease. The direct lease business will be launched at the time of procurement of new equipment for the main businesses, so payments should be made at a pace matching with the relevant provisions of the main business equipment procurement contracts, so that services will be more flexible and convenient. On the other hand, flexible and convenient services have relatively high requirements on business examination and approval effectiveness. Tiancheng Leasing is required to maintain a smooth channel for connected transactions with the Company, such that its launch of the relevant products could be tuned with the exact timing for financing as required by the Company and its subsidiaries.

Tiancheng Leasing relies on the strong industry background of Huaneng Group, and is a professional leasing company specializing in renewables and environmental protection. The terms offered to the Company and its subsidiaries by Tiancheng Leasing are offered on normal commercial terms and are not less favorable than those which the Company and its subsidiaries may obtain from independent third parties. As a member within Huaneng Group, Tiancheng Leasing can design a better financial leasing plan according to the requirements of the project units of the Company and adopt a more flexible repayment method, thus achieving a better match between rental payments and the operating cash flows of the project. The Company is a shareholder of Tiancheng Leasing, and the income generated by the sound operations of Tiancheng Leasing will bring substantial dividends to the shareholders.

The Lease Interest will be determined by the parties after arm’s length negotiations, taking into account the market conditions and referring to the benchmark lending rates (Note 1) for term loans promulgated by PBOC from time to time, and will be no less favourable than the terms offered to the Company by domestic independent third parties for provision of similar services. Handling fee (if any) may be charged by Tiancheng Leasing from the Company and its subsidiaries at the time of conclusion of the finance leases under the Tiancheng Leasing Framework Agreement on terms no less favourable than those offered to the Company and its subsidiaries by independent third parties and at such rate as fixed by reference to, among others, the charge rates of other major financial institutions in the PRC for finance leases of assets of the same or similar type or the applicable rate (if any) published by the PBOC from time to time in relation to such services and as set forth in the relevant written financial lease(s) (Note 2).

Note 1: The interest rates for RMB-denominated term loans published by PBOC as of the date of this announcement are set out below for information only:

(a)	4.35% for loans with a term of not more than one year (inclusive of one year);

(b)	4.75% for loans with a term of more than one year but not more than five years (inclusive of five years); and

(c)	4.90% for loans with a term of over five years.

Note 2: There is currently no available rate published by PBOC in this respect and in the event that PBOC publishes any such rate in the future during the term of the separate written financial lease(s) under the Tiancheng Leasing Framework Agreement, Tiancheng Leasing and the Company and its subsidiaries will determine the handling fee by reference to such rate, which will be given priority over the rates adopted by other domestic major financial institutions.

The rate of the Lease Interest will be determined at the commencement of each financial lease under the Tiancheng Leasing Framework Agreement. In the event that PBOC adjusts the annual benchmark lending rate for RMB-denominated term loans during the term of the relevant financial lease, the lease interest rate will be adjusted accordingly. The transaction amounts shall be paid at the end of each quarter or year or at such other intervals as agreed by the parties.

Pricing Policies and Control Measures

The Directors and senior management of the Company will monitor closely and review regularly the financial leasing transactions contemplated under the Tiancheng Leasing Framework Agreement. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the financial leasing transactions, the independence of the Company; the fairness of the amount of each financial lease(s); the fairness of the terms of the transactions; and the right of choice of the Company to obtain financial lease services from independent third parties other than Tiancheng Leasing.

The control measures to be taken by the Company include:

(i)	each financial leasing transaction under the Tiancheng Leasing Framework Agreement is conducted on a non-exclusive basis;

(ii)
before considering conducting financial leasing transactions, the Company will obtain terms and rate(s) of interests etc. relating to financial leasing transactions from major financial leasing companies (who are independent of the Company and the connected persons of the Company) within the PRC, and compare the same with the benchmark lending rate(s) for term loans promulgated by PBOC from time to time in order to allow the Company to obtain the most favourable terms relating to financial leasing transactions, to maximize the Company’s overall interests in the transactions, and to reduce the transaction costs and time of the Company;

(iii)
in respect of the financial lease(s) involving equipment newly acquired by Tiancheng Leasing, the transaction amount will be determined based on the total purchase cost of the relevant equipment as approved by the Company. The approval procedures usually include the Company obtaining quotations from more than one supplier who are independent of the Company and the connected persons of the Company for providing similar equipment on comparable terms;

(iv)
the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring during the performance of the financial leasing transactions. In addition to the annual review of the performance of agreements by the independent non-executive Directors and the Company’s auditors, the independent non-executive Directors will also review and confirm whether the Company’s financial leasing transactions with Tiancheng Leasing are fair, whether the amount and interest rate are reasonable and whether they are in the interests of the Company’s shareholders as a whole. The Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

Entering into the Tiancheng Leasing Framework Agreement will help the Company to broaden its financing channels and raise relatively low-cost funds. It enables the Company to control financing risks and financing costs at times when the size of bank loans is still tightened up, and will facilitate the smooth development and operation of the Company’s business.

Implication under Hong Kong Listing Rules

As the applicable percentage ratios relating to the maximum daily balances of the Lease Principal with Tiancheng Leasing contemplated under the Tiancheng Leasing Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, constitute a discloseable transaction to the Company under Chapter 14 of the Hong Kong Listing Rules and also a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules, subject to the annual reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules.

In addition, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, given that the lease term of relevant finance lease(s) under the Tiancheng Leasing Framework Agreement may exceed three years, the Company must appoint an independent financial adviser to explain why the relevant finance lease(s) under the Tiancheng Leasing Framework Agreement requires a longer period and to confirm it is normal business practice for agreements of this type to be of such duration. For this purpose, the Company has engaged Gram Capital as the independent financial adviser, and will include its opinion in the circular relating to, among others, Tiancheng Leasing Framework. Such circular is expected to be served upon the shareholders before 9 January 2017.

BOARD’S CONFIRMATION

The Board of the Company has considered and approved the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement and the transactions and estimates of relevant caps of the transactions under each of such agreements. Pursuant to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being directors of the Board of the Company being regarded as having a material interest in the continuing connected transactions given their management positions in Huaneng Group or its associate, abstained from voting on the board resolutions relating to the execution of such agreements. The resolution was voted by directors who are not connected to the transactions.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services and sale of products (including the respective proposed caps) by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) require Independent Shareholders’ approval. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company proposes to convene an extraordinary general meeting in January 2017 to seek approval from Independent Shareholders on (among others) the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement, the terms of the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest). Huaneng Group and its associates (holding an aggregate of 7,167,926,520 ordinary shares in the Company, representing approximately 47.16% of the total issued shares of the Company as at the date of this announcement) will abstain from voting on the resolutions, among others, with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) at such extraordinary general meeting, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the transaction regarding purchase of coal and transportation services and sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders regarding the purchase of coal and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest).

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, further details of the continuing connected transactions for the purchase of coal and transportation services and sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest), a letter from the Independent Board Committee and an opinion of the Independent Financial Advisor to the shareholders as soon as possible but in any event not later than 9 January 2017.

Under the Hong Kong Listing Rules, the Independent Financial Adviser is required to opine only on the continuing connected transactions relating to the purchase of coal and transportation services and sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest) and, in which case, the Independent Financial Adviser will not provide opinions on the other transactions contemplated under the Huaneng Group Framework Agreement and the Huaneng Finance Framework Agreement (collectively, the “Other Transactions”). Notwithstanding such arrangement, the Company still plans to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement, the Huaneng Finance Framework Agreement and the Tiancheng Leasing Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	Huaneng Power International, Inc.;

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Directors”	the directors of the Company;

“Heilongjiang Power”	Huaneng Heilongjiang Power Generation Limited;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;

“Huaneng Finance Framework Agreement”
the framework agreement on the continuing connected transactions (for 2017-2019) between Huaneng Power International, Inc. and China Huaneng Finance Corporation Limited entered into between the Company and Huaneng Finance on 5 December 2016;

“Huaneng Group”	China Huaneng Group;

“Huaneng Group Framework Agreement”
the framework agreement on the continuing connected transactions for 2017 between Huaneng Power International, Inc. and China Huaneng Group entered into between the Company and Huaneng Group on 5 December 2016;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Independent Board Committee”
a committee of the Board established for the purpose of considering the transaction regarding the purchase of coal and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest), comprising independent non-executive Directors who are independent of these transactions;

“Independent Financial Adviser”, “Gram Capital
Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the Securities and Futures Ordinance (Cap.571 of the laws of Hong Kong), an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the transaction regarding the purchase of coal and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, the deposit transaction (including the maximum daily balances thereof) contemplated under the Huaneng Finance Framework Agreement and the transactions contemplated under the Tiancheng Leasing Framework Agreement (including the proposed annual caps of the Lease Principal and the Lease Interest);

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates;

“Jilin Power”	Huaneng Jilin Power Generation Limited;

“PBOC”	The People’s Bank of China;

“PRC”	The People’s Republic of China;

“Recent Assets Acquisition”
The proposed acquisition by the Company of 80% equity interest in Shandong Power, 100% equity interest in Jilin Power, 100% equity interest in Heilongjiang Power and 90% equity interest in Zhongyuan CCGT from Huaneng Group;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shandong Power”	Huaneng Shandong Power Generation Limited;

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules.

“Tiancheng Leasing”	Huaneng Tiancheng Financial Leasing Co., Ltd. (華能天成融資租賃有限公司);

“Tiancheng Leasing Framework Agreement”
the framework agreement on the continuing connected transactions (for 2017-2019) between Huaneng Power International, Inc. and Huaneng Tiancheng Financial Leasing Co., Ltd. entered into between the Company and Tiancheng Leasing on 5 December 2016; and

“Zhongyuan CCGT”	Huaneng Henan Zhongyuan Gas Turbine Ltd.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Geng Jianxin
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xu Mengzhou
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
6 December 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     December 6, 2016